Exhibit 99.6

FOR IMMEDIATE RELEASE

Wax Asset Management and AGS Issue Statement Regarding Computer Task Group’s Annual Meeting Results

Urges Immediate Governance and Disclosure Improvements

GREENWICH, Conn., October 19, 2020/PR Newswire – Wax Asset Management (“WAM”) and Assurance Global Services LLC (“AGS”), long-term owners who seek to ensure that the companies in which they invest act with integrity and accountability, and significant shareholders in Computer Task Group, Inc. (NASDAQ: CTG), sent the following letter to CTG’s Board urging its members to improve its governance, compensation and financial disclosure practices.

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October 19, 2020

Board of Directors (the “Board”)
Computer Task Group Inc.

(“CTG” or the “Company”)

800 Delaware Avenue

Buffalo, NY 14209
Attn: Daniel Sullivan, Chairman

Dear Members of the Board of Directors:

We write to you again as shareholders of 6.4% of CTG’s common stock. Since privately and publicly engaging with the Board of CTG over the last year, we have tried to persuade the Board to improve the Company’s governance, operational and capital allocation capabilities in order to generate superior shareholder value.

Shortly after the recent annual shareholder meeting of CTG, the Company publicly boasted of the Board’s proposals being approved by shareholders by a “significant margin.” However, there is clear shareholder discontent. Less than 48% of the shares entitled to vote were in favor of the 2020 Equity Award Plan. Shareholder votes “For” independent director nominations have tumbled by more than 50% from 15 million to 7 million shares since 2014. The Company’s lack of recognition of the shareholder discontent beyond the Company’s public statements demonstrates an obvious sense of immunity within the boardroom.

This lack of accountability by the Board is shocking after the number of failed promises to shareholders by the Chairman since 2014 and the greater than 50% decline in CTG’s share price since 2014, while peers, such as Mastech Digital (NYSE: MHH), have transformed and gained more than 300% since 2014.

The Board has an opportunity to regain credibility with its shareholders through the following actions:

●	Reduce director compensation to appropriate peer levels and in cash because it represents a significant conflict for Board members to be granted 1% of a Company’s shares per annum at levels the Board has deemed significantly undervalued;

●	A personal commitment by directors and insiders to purchase shares in the open market if they genuinely believe in the Company’s transformation and undervalued level of its shares;

●	Reconstitution of the Board to include proven value creators in digital transformation, financial and capital allocation; and

●	Disclose quarterly segment and geographic profitability, acquisition results and the value of the European government-sponsored reimbursement programs as previously requested by multiple analysts.

The Board needs to take these actions to fulfill their responsibility to the Company and its shareholders.

Sincerely,

/s/ Evan Wax	/s/ James Lindstrom

Evan Wax	James Lindstrom
Wax Asset Management	Assurance Global Services LLC

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About AGS and WAM

AGS is a value-oriented, operations-focused private and public investment firm.

WAM is an investment advisory firm that engages in the acquisition and disposition of investments.